Exhibit 99.20

Form 62-103F3

Required Disclosure by an Eligible Institutional Investor under paragraph 4.5(d) of Part 4

Item 1 – Identity of the Eligible Institutional Investor

Name:	Van Eck Associates Corporation (“VEAC”)

Address:	666 Third Avenue New York, NY 10017 USA

VEAC is an investment manager as defined in National Instrument 62-103 by virtue of being (a) registered to provide investment counseling, portfolio management or similar advisory services in respect of securities under the Investment Advisers Act of 1940 of the United States of America, as amended, and (b) providing the advisory services referred to above for valuable consideration under a contractual arrangement.

VEAC is relying on aggregation relief provided by Section 5.1 of Part 5 of National Instrument 62-103 in respect of the securities disclosed herein for the exchange traded fund business unit (the “ETF Business Unit”). Disclosure is being made by VEAC only with respect to the ETF Business Unit and securities owned or controlled by other business units or investment funds have not been, or may not have been, disclosed.

Item 2 – Security and Reporting Issuer

As of December 31, 2019, the number of common shares of Centerra Gold Inc. (the “Issuer”) held in the ETF Business Unit over which VEAC has investment authority has decreased by 1,713,421 from the 30,842,462 common shares previously reported and the ETF Business Unit’s security holding percentage has decreased by approximately 0.58% from the approximately 10.50% previously reported.

As such, as of December 31, 2019, the holdings of the ETF Business Unit over which VEAC has investment authority is 29,129,041 common shares of the Issuer, representing a security holding percentage of approximately 9.92%, assuming approximately 293,648,952 total issued and outstanding common shares.

Certificate

VEAC is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Issuer referred to in this report.

I, as the eligible institutional investor, certify that the statements made in this report are true and complete in every respect.

Dated: January 9, 2020.

VAN ECK ASSOCIATES CORPORATION

(signed) “Andrew Tilzer”
Andrew Tilzer
Assistant Vice President 813-964-3645

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